Exhibit 99.

PRESS RELEASE

ROSTELECOM ANNOUNCES RESULTS OF TAX INSPECTION RELATING TO 2003

Moscow — June 16, 2006 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced that it has received a decision on tax claims relating to the Company’s 2003 tax filing. This follows an inspection undertaken by the Federal Tax Service of Russia’s № 7 Interregional Inspectorate for the largest taxpayers.

As a result of the inspection, which took place from October 3, 2005 to April 27, 2006, Rostelecom has received a tax claim for the fiscal year 2003 (Resolution of the Interregional Inspectorate of the Federal Tax Service). The total amount claimed by the tax authorities is 3,474 million rubles, of which 2,181 million rubles represents additional taxes owed by the Company plus 1,293 million rubles in fines and penalties.

Rostelecom contests the conclusions and claims of the tax authorities and will defend its position in the courts in accordance with current Russian tax legislation. The Company is a lawful taxpayer and believes it will be able to demonstrate that the claims presented by the tax authorities are without merit.

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Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U. S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department
Tel.: + 7 499 973 9920
Fax: + 7 499 973 9977
e-mail: rostelecom@rostelecom.ru